UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ArQule, Inc.

(Name of Subject Company)

ArQule, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04269E107

(CUSIP Number of Class of Securities)

Paolo Pucci

Chief Executive Officer

One Wall Street

Burlington, Massachusetts 01803

(781) 994-0300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by ArQule, Inc. (“ArQule”) with the Securities and Exchange Commission (the “SEC”) on December 17, 2019, relating to the tender offer by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated December 6, 2019, among ArQule, Parent and Purchaser, as amended or supplemented from time to time), of ArQule for a purchase price of $20.00 per Share in cash, net to the seller without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent and Purchaser with the SEC on December 17, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. ArQule believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, ArQule wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The supplemental information below also contains corrected disclosure of director and officer Share ownership to include 15,548 Shares which were inadvertently omitted from the original filing of this Schedule 14D-9.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the second full paragraph on page 4 of this Schedule 14D-9 under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements With Parent and Purchaser and Their Affiliates—Support Agreement—"

As of December 11, 2019, the Tendering Stockholders beneficially owned, in the aggregate, 17,497,451 Shares (or approximately 12.6% of all Shares outstanding, including Shares subject to stock options and warrants to purchase Shares). The Support Agreement terminates upon the earlier of  (a) the mutual written agreement of Parent and the Tendering Stockholder; (b) the Effective Time; and (c) the termination of the Merger Agreement.

The following disclosure replaces the first paragraph on page 5 of this Schedule 14D-9 under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between ArQule and its Executive Officers, Directors and Affiliates—Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger—"

If ArQule’s directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of ArQule. If such directors and executive officers do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such directors and executive officers will also receive the same cash consideration on the same terms and conditions as the other stockholders of ArQule. As of December 11, 2019, the directors and executive officers of ArQule beneficially owned, in the aggregate, 8,742,428 Shares (which, for this purpose, excludes Shares underlying (i) Company Options (as defined below), whether or not currently exercisable, and (ii) warrants to purchase ArQule Shares).

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The following tabular disclosure replaces the tabular disclosure on page 5 of this Schedule 14D-9 under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between ArQule and its Executive Officers, Directors and Affiliates—Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger—"

Name	Number of Shares Owned (#)		Cash Consideration Payable in Respect of Shares ($)
Paolo Pucci	709,387		$14,187,740.00
Peter S. Lawrence	92,363		$1,847,260.00
Marc Schegerin	15,009		$300,180.00
Brian Schwartz	117,287		$2,345,740.00
Timothy C. Barabe	146,897		$2,937,940.00
Susan L. Kelley	50,000		$1,000,000.00
Ronald M. Lindsay	60,800		$1,216,000.00
Michael D. Loberg	188,062		$3,761,240.00
William G. Messenger	20,000		$400,000.00
Ran Nussbaum	7,220,407	(1)	$144,408,140.00
Patrick J. Zenner	122,216		$2,444,320.00
All of ArQule’s current directors and executive officers as a group (11 persons)	8,742,428		$174,848,560.00

The total Shares beneficially owned includes (i) 3,538,592 Shares beneficially owned by Pontifax (Israel) IV, L.P.; (ii) 1,913,166 Shares beneficially owned by Pontifax (China) IV, L.P.; (iii) 1,723,115 Shares beneficially owned by Pontifax (Cayman) IV, L.P.; (iv) 8,611 Shares beneficially owned by Pontifax III Management of Fund (2011) Ltd; and (v) 36,923 Shares beneficially owned by Pontifax Late Stage Fund, L.P. Mr. Nussbaum is the managing partner of the Pontifax Group and as a result, the foregoing Shares may be deemed beneficially owned by Mr. Nussbaum under SEC rules.

The following disclosure replaces the first full paragraph on page 9 of this Schedule 14D-9 under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between ArQule and its Executive Officers, Directors and Affiliates—"

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established. Any such arrangements with ArQule’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.  In addition, no discussions or negotiations occurred prior to the date of the Merger Agreement between ArQule executive officers or directors, on the one hand, and representatives of Parent, on the other hand, regarding future employment or terms of future employment following completion of the transaction.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following bolded and italicized disclosure is added to the existing disclosure on page 26 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—“

Management Projections

(Amounts in Millions)

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net Revenue	$1	$11	$71	$110	$244	$455	$686	$877	$982	$1,039	$1,128	$1,267	$1,445	$1,561	$1,710	$1,844	$395
Gross Profit	$1	$11	$70	$105	$234	$436	$659	$842	$942	$997	$1,083	$1,216	$1,387	$1,499	$1,642	$1,771	$380
Total R&D Expenses	($80)	($59)	($76)	($33)	($33)	($34)	($35)	($35)	($28)	($24)	($24)	($24)	($25)	($25)	($26)	($12)	($5)
Total S&M Expenses	-	($3)	($48)	($92)	($140)	($180)	($185)	($191)	($197)	($202)	($209)	($215)	($221)	($228)	($235)	($108)	($50)
Total G&A	($19)	($21)	($29)	($46)	($47)	($49)	($50)	($52)	($53)	($55)	($57)	($58)	($60)	($62)	($64)	($28)	($13)
Total Operating Expenses	($99)	($83)	($153)	($171)	($220)	($262)	($270)	($278)	($278)	($281)	($289)	($297)	($306)	($315)	($324)	($148)	($68)
EBIT	($98)	($72)	($83)	($66)	$14	$174	$388	$564	$664	$716	$794	$919	$1,081	$1,184	$1,318	$1,622	$312
Net Income	($97)	($70)	($81)	($64)	$15	$177	$395	$495	$542	$590	$659	$766	$905	$997	$1,116	$1,371	$347

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The following bold and italicized disclosure is added to the existing disclosure on page 31 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of ArQule’s Financial Advisor—Selected Precedent Transactions Analysis” as follows:

Date Announced	Target	Acquiror	Transaction Value (in millions)(1)	1-day Premium(2)
10/18/18	Endocyte, Inc.	Novartis AG	$1,757	54%
12/22/17	Ignyta, Inc.	Roche Holding AG	1,682	74%
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	1,490	68%
04/23/12	Ardea Biosciences, Inc.	Astrazeneca Plc	1,050	54%
05/21/19	Peloton Therapeutics, Inc.*	Merck & Co., Inc.	1,050	NA
07/24/17	NeuroDerm Ltd.	Mitsubishi Tanabe Pharma Corporation	985	79%
01/26/12	Micromet, Inc.	Amgen, Inc.	975	33%
02/25/19	Clementia Pharmaceuticals, Inc.*	Ipsen, S.A.	933	67%
04/11/18	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	799	70%
09/05/13	Astex Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.	752	27%
10/16/19	Achillion Pharmaceuticals, Inc.*	Alexion Pharmaceuticals, Inc.	735	73%
03/04/19	Nightstar Therapeutics plc	Biogen Inc.	719	68%
Median			980

(1) Excludes contingent payments.

(2) Premiums for each transaction were calculated by comparing the per share acquisition price in the transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction.

* Denotes transactions involving contingent payments.

The following disclosure replaces the paragraph at the end of page 31 and the beginning of page 32 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of ArQule’s Financial Advisor—Discounted Cash Flow Analysis” as follows:

Based on information from management of ArQule, Centerview derived the forecasted unlevered free cash flows of ArQule based on the Management Projections during the time period beginning on January 1, 2020 and ending on December 31, 2036 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2036 at a rate of free cash flow decline of 80.0% year-over-year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience). The unlevered free cash flows were then discounted to present values using a range of discount rates from 11.0% to 13.0% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of ArQule’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies. In performing its discounted cash flow analysis, Centerview adjusted for (i) net present value of standalone tax savings from federal net operating losses of $422 million as of December 31, 2018 and future losses; (ii) estimated cash and cash equivalents of  $163 million as of December 31, 2019; and (iii) $13 million estimated loans payable as of December 31, 2019.

ITEM 8. ADDITIONAL INFORMATION

The paragraph under the heading “Item. 8. Additional Information— Legal Proceedings” on page 40 of this Schedule 14D-9 is deleted and replaced with the following paragraph:

On December 27, 2019, two purported stockholders of ArQule filed lawsuits against ArQule and its directors in the United States District Court for the Southern District of New York, captioned Shivam Bassi v. ArQule, Inc., et al., Case No. 1:19-cv-11857 (the “Bassi Complaint”) and James Hua v. ArQule, Inc., et al., Case No. 1:19-cv-11871. On December 31, 2019, a purported stockholder of ArQule filed a lawsuit against ArQule and its directors in the United States District Court for the Southern District of New York, captioned Shiva Stein v. ArQule, Inc., et al., Case No. 1:19-cv-11930 (the “Stein Complaint”) and another purported stockholder of ArQule filed a putative class action lawsuit against ArQule, its directors, Parent and Purchaser in the United States District Court for the District of Delaware, captioned George Assad v. ArQule, Inc., et al., Case No. 1:19-cv-02383. On January 2, 2020, a purported stockholder of ArQule filed a putative class action lawsuit against ArQule, its directors, Parent and Purchaser in the United States District Court for the District of Delaware, captioned Stephen Smith v. ArQule, Inc., et al., Case No. 1:20-cv-00001. On January 3, 2020, a purported stockholder of ArQule filed a lawsuit against ArQule, its directors, Parent and Purchaser in the United States District Court for the District of Massachusetts, captioned Robert Roth v. ArQule, Inc., et al., Case No. 1:20-cv-10007 (the “Roth Complaint”). The complaints allege that, because the Schedule 14D-9 is materially deficient in certain respects, all of the defendants violated Sections 14(d)(4) (except in the case of the Roth Complaint), 14(e) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof, and (iii) plaintiffs’ attorneys’ and experts’ fees. The Bassi Complaint, the Stein Complaint and the Roth Complaint also seek damages. The defendants believe the claims asserted in the complaints are without merit.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2020	ArQule, Inc.

	By:	/s/ Peter S. Lawrence
	Name:	Peter S. Lawrence
	Title:	President and Chief Operating Officer